U.S. SI … MMISSION

03013305

Information Requ… Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and
Rule 17a-5 Thereunder

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE
8-51341

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Riggs Securities Inc.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

808 17th Street, NW

(No. and Street)

RECEIVED FEB 28 2003

Washington	DC	20006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Donald 202-835-5943
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

1660 International Drive	McLean	VA	22102
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RIGGS SECURITIES INC.

Statement of Financial Condition

(Together With Independent Auditors' Report
on Internal Control Required by
Sec Rule 17a-5)

December 31, 2002

(With Independent Auditors' Report Thereon)

KPMG

1660 International Drive
McLean, VA 22102

Independent Auditors' Report

The Board of Directors
Riggs Securities Inc.:

We have audited the accompanying statement of financial condition of Riggs Securities Inc. (the Company) (a Virginia corporation) as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Riggs Securities Inc. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 21, 2003

RIGGS SECURITIES INC.

Statement of Financial Condition

December 31, 2002

Assets

Cash	$	486,997
Securities – money market fund, at market value (note 2)		1,510,425
Receivables from broker-dealers and clearing organizations (note 4)		462,982
Furniture and equipment, at cost, less accumulated depreciation of $442,398		300,245
Other assets		176,686
Total assets	$	2,937,335

Liabilities

Accrued salaries payable	$	153,770
Accounts payable		180,000
Taxes payable due to Parent Company		327,881
Total liabilities		661,651
Stockholder's equity:		
Common stock, $0.01 par value. Authorized and issued 1,000 shares		10
Additional paid-in capital		749,990
Retained earnings		1,525,684
Total stockholder's equity		2,275,684
Total liabilities and stockholder's equity	$	2,937,335

See accompanying notes to financial statement.

(1) Organization and Nature of Business

Riggs Securities Inc. (the Company) (formerly known as Riggs Investment Corp.) is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). On June 23, 1998, the Corporation was incorporated under the Commonwealth of Virginia State Corporation Commission. The Company's registration as a broker-dealer with the SEC became effective on December 8, 1998. The Company is a wholly owned subsidiary of Riggs Bank N.A. (the Parent Company).

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company is a securities broker-dealer and registered investment advisor, and engaged in the business of several classes of services, predominantly including principal transactions, agency transactions, and investment advisory services.

The Company's securities execution and clearance operation and maintenance of customer transactions and accounts are contracted on a fully disclosed basis through another broker-dealer.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Securities – Money Market Fund, at Market Value

As of December 31, 2002, the Company had $1,510,425 of securities, representing an investment in a money market fund of the Riggs Funds (see note 7).

(e) Furniture and Equipment

Furniture and equipment are reported at amounts equal to cost less accumulated depreciation. Furniture and equipment are depreciated under the straight-line method for financial reporting purposes over estimated useful lives ranging from four to eight years.

(3) Net Capital Requirement

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission which requires that the Company maintain minimum net capital, as defined, of $250,000 and that aggregate indebtedness, as defined, shall not exceed fifteen times net capital.

(Continued)

Computations as of December 31, 2002, of the Company's aggregate indebtedness and net capital under the uniform net capital rule are as follows:

Aggregate indebtedness – accrued expenses	$	661,651
Net capital:		
Capital	$	2,275,684
Nonallowable assets:		
Furniture and equipment, net		300,245
Prepaid expenses and other assets		176,686
Net capital before haircuts on securities		1,798,753
Haircut on money market funds		30,209
Net capital	$	1,768,544
Excess net capital	$	1,518,544
Percentage of aggregate indebtedness to net capital		37%

There are no material differences between this computation and the amended computation filed by the Company on Securities and Exchange Commission Form X-17A-5 (FOCUS report) as of December 31, 2002.

(4) Receivables from Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations include a receivable from the clearing organization of the Riggs Funds of $376,982 and a receivable of $86,000 from another broker-dealer who clears all transactions with and for the Company's customers on a fully disclosed basis (see note 7).

(5) Off-Balance Sheet Risks

Under the Company's fully disclosed relationship with a clearing broker, the Company does not record customer accounts on its books and records. However, the Company is contractually obligated to indemnify the clearing broker for losses incurred including, but not limited to, the failure of the customer to make payment for securities purchased.

(6) Commitments and Contingencies

In the normal course of business, the Company is exposed to various types of claims and legal actions. In the opinion of management, the ultimate disposition of these matters will not have a material impact on the financial condition or future operations of the Company.

(7) Related-Party Transactions

The Company has had, and expects to have in the future, transactions in the ordinary course of business with the Parent Company and affiliates of the Parent Company.

The Company, two other subsidiaries of the Parent Company (the Subsidiaries), and a division of the Parent Company (the Division) provide investment advisory services to the Riggs Funds (a Massachusetts business trust registered pursuant to the Investment Company Act of 1940). The Company receives

(Continued)

revenue from the Riggs Funds based on the market value of assets managed. The Company has an agreement with the Subsidiaries and the Division, whereby a portion of the revenue received from the Riggs Funds is paid from the Company to the Subsidiaries and the Division.

The Company also receives various services from the Parent Company, including professional and technical support services. Costs for these services are allocated to the Company based on an agreement between the Company and the Parent Company. The agreement allocates intercompany services based upon several factors including, but not limited to, the number of the Company's full-time employees and the square feet of the Company's facilities.

(8) Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent Company. Federal income taxes payable is calculated as if the Company filed on a separate return basis, and the amount of tax calculated will be remitted to the Parent Company. The Company files a separate state tax return. Included in the other assets amount is a receivable of $118,961 from state taxing authorities at December 31, 2002. At December 31, 2002, there were no deferred tax assets or liabilities.

1660 International Drive
McLean, VA 22102

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Riggs Securities Inc.:

In planning and performing our audit of the financial statements of Riggs Securities Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not to be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 21, 2003